UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 1, 2019

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  STMicroelectronics N.V.’s First Quarter ended March 30, 2019:

●	Operating and Financial Review and Prospects;

●
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 30, 2019; and

●	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended March 30, 2019 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 28, 2019 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

●	Critical Accounting Policies using Significant Estimates.

●
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 30, 2019 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2019.

●	Other Developments in the first quarter of 2019.

●	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 30, 2019, as well as segment information.

●	Legal Proceedings.

●	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

●	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

●	Impact of Recently Issued U.S. Accounting Standards.

●	Backlog and Customers, discussing the level of backlog and sales to our key customers.

●	Disclosure Controls and Procedures.

●	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first three months of 2019 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F except the new guidance on leasing detailed in Note 5 Recent Accounting Pronouncements.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2019 ended on March 30, 2019. The second quarter will end on June 29, the third quarter will end on September 28 and the fourth quarter will end on December 31, 2019. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2018 and 2019.

	Q1	Q2	Q3	Q4
	Days
2018	90	91	91	93
2019	89	91	91	94

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	March 30, 2019	December 31, 2018	March 31, 2018	Sequential	Year-Over-Year
	(In millions, except per share amounts)
Net revenues	$2,076	$2,648	$2,226	(21.6)%	(6.7)%
Gross profit	818	1,059	888	(22.8)	(7.9)
Gross margin as percentage of net revenues	39.4%	40.0%	39.9%	-60bps	-50bps
Operating income	211	443	269	(52.4)	(21.6)
Net income attributable to parent company	178	418	239	(57.4)	(25.4)
Earnings per share (Diluted)	$0.20	$0.46	$0.26	(56.5)%	(23.1)%

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues decreased in the first quarter of 2019, on a sequential basis, by approximately 16% for the TAM and 7% for the SAM, to reach approximately $97 billion and $45 billion, respectively. On a year-over-year basis, the TAM decreased by approximately 13% while the SAM remained substantially flat.

First quarter 2019 net revenues amounted to $2,076 million, decreasing sequentially by 21.6%, 90 basis points lower than the mid-point of our released guidance. On a sequential basis, Automotive and Discrete Group (ADG) revenues decreased 6.6%, Analog, MEMS and Sensors Group (AMS) revenues decreased 44.1% primarily due to lower Imaging revenues, while Microcontrollers and Digital ICs Group (MDG) revenues decreased 10.5%.

On a year-over-year basis, first quarter net revenues decreased 6.7% mainly driven by lower revenues in AMS and MDG, partially offset by higher revenues in ADG. Specifically, AMS revenues decreased by 15.7%, mainly driven by Imaging and Analog; MDG revenues were lower by 17.7%, entirely due to reduced sales in MMS. ADG revenues were higher by 10.5% supported by both Automotive and Power Discrete.

Our revenue performance was below the performance of the SAM on a sequential and year-over-year basis.

Our effective average exchange rate for the first quarter of 2019 was $1.16 for €1.00 compared to $1.17 for €1.00 in the fourth quarter of 2018 and $1.18 for €1.00 in the first quarter of 2018. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our first quarter of 2019 gross profit was $818 million and gross margin was 39.4%, 40 basis points above the mid-point of our guidance, mainly due to lower sales price pressure and a better product mix than expected. On a sequential basis, gross margin decreased 60 basis points, mainly due to sales price pressure. Gross margin decreased 50 basis points year-over-year, mainly impacted by sales price pressure including the currency effect on revenues, partially offset by better product mix and improved manufacturing efficiency.

Our aggregated selling, general & administrative (SG&A) and research & development (R&D) costs amounted to $640 million, increasing compared to $630 million and $614 million in the prior and year-ago quarter respectively. On a year-over-year basis, operating expenses increased mainly due to higher labor cost, including variable and share based compensation.

Other income and expenses, net, amounted to positive $33 million, increasing compared to the previous and year-ago quarters, mainly due to higher R&D funding, mainly benefitting from the grants associated with the “Nano 2022” program in France as part of the European Commission “Important Project of Common European Interest” (IPCEI) program.

In the first quarter of 2019, our operating income was $211 million, equivalent to 10.2% of net revenues, compared to $443 million in the fourth quarter of 2018 (16.8% of net revenues), and to $269 million (12.1% of net revenues) in the year-ago quarter. Sequentially and on a year-over-year basis, our operating results decreased, mainly reflecting lower revenues and lower level of gross margin.

Our net cash from operating activities was $341 million and net cash used in investing activities was $408 million including the net cash outflow of $76 million for the acquisition of 55% of Norstel’s share capital, generating a negative free cash flow (non U.S. GAAP measure) of $67 million for the first quarter of 2019. Our net cash variation was positive $101 million, including the net cash from financing activities of $173 million (comprised mainly of proceeds from long-term debt of $281 million, the repurchase of common stock of $61 million and dividend payment of $54 million).

Looking at the second quarter, we plan to return to sequential revenue growth. Our second quarter outlook, at the mid-point, is for net revenues to increase about 2.4%, plus or minus 350 basis points. Gross margin is expected to be about 38.5%, plus or minus 200 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.14 = €1.00 for the 2019 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 29, 2019.

Additionally, for the full year 2019, we expect net revenues to be in the range of about $9.45 to $9.85 billion. We therefore plan for strong sequential growth in the second half of the year compared with the first half, across the Industrial, Automotive and Personal Electronics end markets. Our revenue expectation is taking into account engaged customer programs, new product introductions, and assumes improving market conditions.

We are moderating our investment plans, with our 2019 CAPEX plan now $1.1 - $1.2 billion, from $1.2 - $1.3 billion initially communicated.

Our objectives in 2019 are to outperform our served market and to deliver sustainable profitability.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Quarter of 2019

On March 15, we announced and hosted the official launch of the French “Nano2022” program for the microelectronics industry at our Crolles site. “Nano2022” is part of the European Commission’s IPCEI for Microelectronics initiative and is specifically a five-year public-private strategic support program targeting not only research, development, and innovation, but also first industrial deployment. “Nano2022” will support our French R&D and manufacturing sites: Crolles, Grenoble, Rennes, Rousset, and Tours; advances in key technologies: new generations of microcontrollers, microprocessors, and digital integrated circuits; power conversion technologies, including wide-bandgap materials, to optimize electric system performance; and new specialized imaging and 3D sensors.

On March 27, we announced the main resolutions to be submitted for adoption at the Company’s Annual General Meeting of Shareholders (AGM), which will be held in Amsterdam, the Netherlands, on May 23, 2019. The main resolutions, proposed by the Supervisory Board, include:

●
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2019;

●
The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020 to shareholders of record in the month of each quarterly payment;

●	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2020 AGM;

●	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM;

●	The appointment of Ms. Lucia Morselli(1), in replacement of Mr. Salvatore Manzi, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM;

●	The approval of the stock-based portion of the compensation and the special bonus of the President and CEO;

●	The authorization to the Managing Board, until the conclusion of the 2020 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

●
The regular delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the conclusion of the 2020 AGM; and

●
The specific delegation for purposes of mergers and acquisitions to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the conclusion of the 2020 AGM.

(1) On April 3, we announced that Ms. Claudia Bugno, who was initially proposed to become a new member of our Supervisory Board at our upcoming AGM scheduled for May 23, 2019, informed us that she was no longer available for appointment to our Supervisory Board. Since April 3, we considered various alternatives, including whether or not to propose a different candidate for appointment as a new member of our Supervisory Board, in order to serve instead of Ms. Bugno. We subsequently announced, on April 9, that our Supervisory Board resolved to propose Ms. Lucia Morselli for appointment to our Supervisory Board at the 2019 AGM.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:

●	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

●
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing the Company’s Time-of-Flight technology).

●
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

First Quarter 2019 vs. Fourth Quarter 2018 and First Quarter 2018

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	March 30, 2019		December 31, 2018		March 31, 2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,071	99.8%	$2,633	99.4%	$2,214	99.5%
Other revenues	5	0.2	15	0.6	12	0.5
Net revenues	2,076	100.0	2,648	100.0	2,226	100.0
Cost of sales	(1,258)	(60.6)	(1,589)	(60.0)	(1,338)	(60.1)
Gross profit	818	39.4	1,059	40.0	888	39.9
Selling, general and administrative	(272)	(13.1)	(285)	(10.8)	(265)	(11.9)
Research and development	(368)	(17.7)	(345)	(13.0)	(349)	(15.7)
Other income and expenses, net	33	1.6	16	0.6	16	0.7
Impairment, restructuring charges and other related closure costs	-	-	(2)	-	(21)	(0.9)
Operating income	211	10.2	443	16.8	269	12.1
Interest income (expense), net	2	0.1	1	-	(3)	(0.2)
Other components of pension benefit costs	(3)	(0.2)	(2)	-	(3)	(0.1)
Income (loss) on equity-method investments	1	0.1	6	0.2	-	-
Loss on financial instruments, net	-	-	(1)	-	-	-
Income before income taxes and noncontrolling interest	211	10.2	447	17.0	263	11.8
Income tax expense	(32)	(1.6)	(28)	(1.2)	(22)	(1.0)
Net income	179	8.6	419	15.8	241	10.8
Net income attributable to noncontrolling interest	(1)	-	(1)	-	(2)	(0.1)
Net income attributable to parent company	$178	8.6%	$418	15.8%	$239	10.7%

Net revenues

	Three Months Ended				% Variation
	March 30, 2019	December 31, 2018	March 31, 2018	Sequential	Year-Over-Year
	(In millions)
Net sales	$2,071	$2,633	$2,214	(21.3)%	(6.4)%
Other revenues	5	15	12	(68.5)	(62.3)
Net revenues	$2,076	$2,648	$2,226	(21.6)%	(6.7)%

Our first quarter 2019 net revenues decreased sequentially by 21.6%, 90 basis points below the mid-point of our guidance. The sequential decrease resulted from a decrease of approximately 27% in volumes partially offset by an increase of approximately 5% in average selling prices, which was driven by improved product mix, partially offset by pure pricing effect.

On a year-over-year basis, our net revenues decreased by 6.7% as a result of an approximate 17% decrease in volumes, partially offset by an increase in average selling prices of approximately 10%, entirely due to an improved product mix, partially offset by pure pricing effect.

Net revenues by product group

	Three Months Ended			% Variation
	March 30, 2019	December 31, 2018	March 31, 2018	Sequential	Year-over-Year
	(In millions)
Automotive and Discrete Group (ADG)	$903	$967	$817	(6.6)%	10.5%
Analog, MEMS and Sensors Group (AMS)	552	988	655	(44.1)	(15.7)
Microcontrollers and Digital ICs Group (MDG)	617	689	750	(10.5)	(17.7)
Others	4	4	4	-	-
Total consolidated net revenues	$2,076	$2,648	$2,226	(21.6)%	(6.7)%

On a sequential basis, ADG revenues decreased 6.6%. The decrease in ADG revenues was driven by lower volumes of approximately 31%, partially offset by an approximate 24% increase in average selling prices, mainly due to a better product mix. AMS revenues decreased 44.1% sequentially mainly due to lower sales in Imaging. The decrease in AMS revenues was due to lower volumes of approximately 24% and an approximate 20% decrease in average selling prices, mainly due to a less favorable product mix. MDG revenues decreased 10.5%, due to an approximate 20% decrease in volumes, partially offset by an approximate 10% increase in average selling prices, mainly due to a better product mix.

On a year-over-year basis, first quarter net revenues decreased by 6.7%, mainly driven by lower revenues in AMS and MDG, while ADG revenues increased by 10.5% with both Power Discrete and Automotive contributing. AMS revenues decreased 15.7% compared to the year-ago period mainly driven by lower sales in Imaging and in Analog. The decrease was mainly due to lower volumes of approximately 4% and to a less favorable product mix resulting in lower average selling prices of approximately 11%. MDG revenues decreased 17.7% mainly driven by MMS. The decrease in MDG revenues was mainly driven by lower volumes. ADG revenues increased 10.5% compared to the year-ago period. The increase was entirely due to higher average selling prices of approximately 34%, driven by a more favorable product mix, while volumes decreased by approximately 24%.

Net Revenues by Market Channel (1)

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018

OEM	66%	69%	63%
Distribution	34	31	37
Total	100%	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our first quarter net revenues in Distribution amounted to 34% of our total revenues, increasing from 31% in the prior quarter but decreasing from 37% in the prior-year quarter.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	March 30, 2019	December 31, 2018	March 31, 2018	Sequential	Year-Over-Year
	(In millions)
EMEA	$620	$617	$613	0.5%	1.2%
Americas	347	342	293	1.4	18.3
Asia Pacific	1,109	1,689	1,320	(34.3)	(16.0)
Total	$2,076	$2,648	$2,226	(21.6)%	(6.7)%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, Asia Pacific revenues decreased 34.3%, with Imaging being the main contributor to the decrease. Americas revenues increased 1.4% due to higher sales in Digital while EMEA remained substantially flat. On a year-over-year basis, Americas and EMEA experienced a revenue increase while Asia Pacific revenues decreased mainly due to lower sales in MMS and Imaging.

Gross profit

	Three Months Ended			Variation
	March 30, 2019	December 31, 2018	March 31, 2018	Sequential	Year-Over-Year
	(In millions)
Gross profit	$818	$1,059	$888	(22.8)%	(7.9)%
Gross margin (as percentage of net revenues)	39.4%	40.0%	39.9%	-60bps	-50bps

In the first quarter of 2019, gross margin was 39.4%, 40 basis points above the mid-point of our guidance, mainly due to lower sales price pressure and a better product mix than expected. Sequentially, gross margin decreased by 60 basis points, mainly impacted by sales price pressure.

On a year-over-year basis, gross margin decreased by 50 basis points, mainly impacted by sales price pressure including the currency effect on revenues, partially offset by better product mix and improved manufacturing efficiency.

Operating expenses

	Three Months Ended			Variation
	March 30, 2019	December 31, 2018	March 31, 2018	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(272)	$(285)	$(265)	4.9%	(2.5)%
Research and development expenses	(368)	(345)	(349)	(6.8)	(5.4)
Total operating expenses	$(640)	$(630)	$(614)	(1.5)%	(4.2)%
As percentage of net revenues	(30.8)%	(23.8)%	(27.6)%	-700bps	-320bps

The first quarter 2019 operating expenses were $640 million compared to $630 million in the fourth quarter of 2018. On a year-over-year basis, operating expenses increased by $26 million, mainly due to higher labor cost, including variable and share based compensation.

As a percentage of revenues, our operating expenses amounted to 30.8% in the first quarter of 2019, increasing sequentially and on a year-over-year basis, mainly due to lower revenues.

R&D expenses were net of research tax credits in France and Italy, which amounted to $32 million in the first quarter of 2019, compared to $39 million and $33 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Research and development funding	$34	$19	$11
Exchange gain, net	-	-	2
Phase-out and start-up costs	(1)	(1)	-
Patent costs	(1)	(1)	(3)
Gain on sale of businesses and non-current assets	-	1	6
Other, net	1	(2)	-
Other income and expenses, net	$33	$16	$16
As percentage of net revenues	1.6%	0.6%	0.7%

In the first quarter of 2019, we recognized net other income of $33 million, increasing sequentially and on a year-over-year basis mainly due to higher R&D funding.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Impairment, restructuring charges and other related closure costs	$-	$(2)	$(21)

In the fourth quarter of 2018, we recorded $2 million of impairment, restructuring charges and other related closure costs, related to the impairment of acquired technologies, for which it was determined that they had no future alternative use. In the first quarter of 2018, we recorded $21 million of impairment, restructuring charges and other related closure costs, entirely related to the set-top box plan which is now substantially completed in all locations.

Operating income

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Operating income	$211	$443	$269
As percentage of net revenues	10.2%	16.8%	12.1%

The first quarter of 2019 operating income was $211 million, compared to an operating income of $443 million and $269 million in the prior and year-ago quarters, respectively.

Sequentially, our operating results decreased, mainly reflecting lower revenues, and included $30 million of R&D and pre-industrialization funding associated with the Nano2022 program in France, as part of the European Commission IPCEI funding program, of which $22 million was a catch-up from year 2018. On a year-over-year basis, operating income decreased by $58 million mainly reflecting a lower level of revenues.

Operating income by product group

	Three Months Ended
	March 30, 2019		December 31, 2018		March 31, 2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$95	10.6%	$141	14.6%	$90	11.0%
Analog, MEMS and Sensors Group (AMS)	43	7.8	202	20.5	64	9.8
Microcontrollers and Digital ICs Group (MDG)	83	13.4	122	17.7	146	19.5
Total operating income of product segments	221	10.7	465	17.6	300	13.5
Others(1)	(10)	-	(22)	-	(31)	-
Total operating income	$211	10.2%	$443	16.8%	$269	12.1%
____________
(1)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In the first quarter of 2019, ADG’s operating income was $95 million, decreasing sequentially by $46 million mainly due to a lower level of revenues, both in Automotive and Power Discrete. AMS’ operating income was $43 million, declining sequentially by $159 million impacted by Imaging strong sales decrease and by the lower revenues in Analog. MDG’s operating income was $83 million, decreasing compared to the fourth quarter of 2018 by $39 million mainly due to MMS decreased profitability impacted by general purpose microcontroller lower sales and less favorable product mix.

Compared to a year ago, ADG’s operating profit improved by $5 million. AMS’ operating income declined by $21 million compared to $64 million in the prior-year quarter, driven by Imaging and Analog lower level of revenues. MDG’s operating income decreased by $63 million mainly impacted by MMS lower profitability.

Reconciliation to consolidated operating income

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Total operating income of product segments	$221	$465	$300
Impairment, restructuring charges and other related closure costs	-	(2)	(21)
Unallocated manufacturing results	2	3	2
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(23)	(12)
Total operating loss Others	(10)	(22)	(31)
Total consolidated operating income	$211	$443	$269
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest income (expense), net

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Interest income (expense), net	$2	$1	$(3)

In the first quarter of 2019, we recorded a net interest income of $2 million, improving sequentially and on a year-over-year basis, composed of $16 million of interest income, partially offset by interest expense on our borrowings and banking fees of $14 million.

Interest expense recorded in the first quarters of 2019 and 2018 included a $9 million charge, non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017. Interest expense recorded in the fourth quarter of 2018 included a $10 million charge, non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017.

Income tax expense

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Income tax expense	$(32)	$(28)	$(22)

During the first quarter of 2019, we registered an income tax expense of $32 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first quarter of 2019 consolidated result before taxes.

Net income attributable to parent company

	Three Months Ended
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Net income attributable to parent company	$178	$418	$239
As percentage of net revenues	8.6%	15.8%	10.7%

For the first quarter of 2019, we reported a net income attributable to parent company of $178 million. The first quarter 2019 net income represented diluted earnings per share of $0.20 compared to $0.46 in the prior quarter and $0.26 in the prior-year quarter.

Legal Proceedings

For a discussion of legal proceedings, see Note 26 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Interim Consolidated Statements of Income for the three months ended March 30, 2019 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.16 for €1.00 in the first quarter of 2019 compared to $1.17 for €1.00 in the fourth quarter of 2018 and $1.18 for €1.00 in the first quarter of 2018. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of March 30, 2019, the outstanding hedged amounts were €722 million to cover manufacturing costs and €451 million to cover operating expenses, both at an average exchange rate of about $1.20 for €1.00 (considering the collars at upper strike), maturing over the period from April 3, 2019 to June 30, 2020. As of March 30, 2019, measured with respect to the exchange rate at period closing of about $1.12 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss before tax of approximately $42 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss before tax of approximately $38 million at December 31, 2018.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of March 30, 2019, the outstanding hedged amounts were SGD 163 million at an average exchange rate of about SGD 1.35 to $1.00 maturing over the period from April 4, 2019 to February 27, 2020. As of March 30, 2019, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred gain before tax of less than $1 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss before tax of approximately $1 million at December 31, 2018.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the first quarter of 2019, as a result of our cash flow hedging, we recorded a net loss of $23 million consisting of a loss of about $14 million to costs of goods sold, $7 million to research and development and $2 million in selling, general and administrative expenses, while in the comparable quarter in 2018, we recorded a net gain of $34 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of less than $1 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the first quarter of 2019.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At March 30, 2019, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities, non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At March 30, 2019, our total liquidity, including cash and cash equivalents, restricted cash and marketable securities generated an average interest income annual rate of 2.29%. At the same date, the average interest annual rate on our outstanding debt was 2.31% including the non-cash effective interest of the senior unsecured convertible bonds, while the average cash interest annual rate was only 0.46%.

Impact of Changes in Equity Prices

As of March 30, 2019, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 20 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first three months of 2019, our net cash increased by $101 million, due to the net cash from operating and financing activities exceeding the net cash used in investing activities.

The components of our cash flow for the comparable periods are set forth below:

	Three Months Ended
	March 30, 2019	March 30, 2018
	(In millions)
Net cash from operating activities	$341	$455
Net cash used in investing activities	(408)	(374)
Net cash from (used in) financing activities	173	(54)
Effect of changes in exchange rates	(5)	5
Net cash increase	$101	$32

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2019 was $341 million, decreasing compared to $455 million in the prior-year period mainly due to lower net income and negative change in the net working capital.

Net cash used in investing activities. Investing activities used $408 million of cash in the first three months of 2019 increasing compared to $374 million in the prior-year period after the net cash outflow of $76 million for the acquisition of 55% of Norstel’s share capital. Payments for purchase of tangible assets, net of proceeds, totaled $322 million, compared to $351 million registered in the prior-year period.

Net cash from (used in) financing activities. Net cash from financing activities was $173 million for the first three months of 2019, compared to $54 million used for the first three months of 2018, and consisted mainly of $281 million proceeds from long-term debt, $61 million repurchase of common stock and $54 million dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure)

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase (and proceeds from sale) of marketable securities, and investment in short-term deposits. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase (and proceeds from the sale) of marketable securities, the change in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	March 30, 2019	March 30, 2018

Net cash from operating activities	$341	$455
Net cash used in investing activities	(408)	(374)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and investment in short term deposits	-	14
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(408)	(360)
Free Cash Flow (non U.S. GAAP measure)	$(67)	$95

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses, payment for business acquisition, net of cash and cash equivalents acquired.

Free Cash Flow decreased in the first three months of 2019 compared to the year-ago period, mainly due to lower cash from operating activities and higher cash used in investing activities, as a result the cash outflow of $76 million for the acquisition of 55% of Norstel’s share capital.

Net Financial Position (non U.S. GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	March 30, 2019	December 31, 2018	March 31, 2018
	(In millions)
Cash and cash equivalents	$2,307	$2,266	$1,791
Restricted cash	60	-	-
Short-term deposits	-	-	14
Marketable securities	331	330	429
Total Liquidity	2,698	2,596	2,234
Short-term debt	(173)	(146)	(119)
Long-term debt	(2,015)	(1,764)	(1,593)
Total financial debt	(2,188)	(1,910)	(1,712)
Net Financial Position	$510	$686	$522

Our Net Financial Position as of March 30, 2019 was $510 million, decreasing compared to $686 million at December 31, 2018.

Cash and cash equivalents amounted to $2,307 million as at March 30, 2019.

Marketable securities amounted to $331 million as at March 30, 2019, and consisted of U.S. Treasury Bonds available for sale.

Financial debt was $2,188 million as at March 30, 2019, composed of (i) $173 million of current portion of long-term debt and (ii) $2,015 million of long-term debt. The breakdown of our total financial debt included (i) $846 million in European Investment Bank (“EIB”) loans, (ii) $1,325 million in the senior unsecured convertible bonds, and (iii) $17 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $108 million remained outstanding as of March 30, 2019. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $176 million is outstanding as of March 30, 2019. The third, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditure investments in the European Union. It was fully drawn in Euros corresponding to $562 million outstanding as of March 30, 2019.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million were used for general corporate purposes, including the early redemption of the outstanding $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB” with stable outlook.

	Payments Due by Period
	Total	2019	2020	2021	2022	2023	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,363	$145	$173	$118	$809	$59	$1,059

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current market visibility and the combination of new products, customer demand in the second half of 2019 and ongoing strategic initiatives, we are moderating our capital investment in 2019 to a range of approximately $1.1 billion to $1.2 billion, from $1.2 to $1.3 billion initially communicated. A portion of this capital expenditure will be devoted to support three strategic initiatives: i) in Agrate Italy the start of the construction of a new 300mm fab to support next generation mixed signal, IGBT and power products; ii) the expansion of the installed capacity in SiC both in front-end and back-end and the start-up of production of GaN technology in Catania 150mm and Tours 200mm and iii) next generation Image sensor technology. In addition to our strategic initiatives, our main capital investment in front-end is in i) our 300mm fab in Crolles, expanding capacity optimizing existing infrastructure to support production ramp up on our main runner technologies; ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; and iii) capacity increase of Power MOS technology in 200mm in Singapore by the progressive integration of the former Micron fab in Singapore. The most important 2019 capital investment for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology, next generation Imaging sensor technologies and new products for Automotive and Industrial, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150mm, 200mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long term purchase commitments for material, equipment and software license, agreement to purchase the Singapore fab from Micron technologies, take or pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 30, 2019.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Pronouncements to our Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2019, our booking plus net frames orders decreased compared to the fourth quarter of 2018. We entered the second quarter 2019 with a backlog lower than the level we had when entering in the first quarter 2019. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

●	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

●	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

●	Customer demand that differs from projections;

●	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

●
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

●	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

●
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

●	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

●	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;

●	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

●
The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

●
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

●	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

●
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

●	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

●	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

●	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

●	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

●	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and

●
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 30,	March 31,
In million of U.S. dollars except per share amounts	2019	2018

Net sales	2,071	2,214
Other revenues	5	12
Net revenues	2,076	2,226
Cost of sales	(1,258)	(1,338)
Gross profit	818	888
Selling, general and administrative	(272)	(265)
Research and development	(368)	(349)
Other income and expenses, net	33	16
Impairment, restructuring charges and other related closure costs	-	(21)
Operating income	211	269
Interest income (expense), net	2	(3)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	1	-
Income before income taxes and noncontrolling interest	211	263
Income tax expense	(32)	(22)
Net income	179	241
Net income attributable to noncontrolling interest	(1)	(2)
Net income attributable to parent company	178	239

Earnings per share (Basic) attributable to parent company stockholders	0.20	0.27
Earnings per share (Diluted) attributable to parent company stockholders	0.20	0.26

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	March 30,	March 31,
In million of U.S. dollars	2019	2018

Net income	179	241
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	(35)	49
Foreign currency translation adjustments	(35)	49
Net unrealized gains arising during the period	1	(3)
Net unrealized gains (losses) on securities	1	(3)
Net unrealized (losses) gains arising during the period	(23)	22
Less : reclassification adjustment for (income) losses included in net income	20	(34)
Net unrealized gains (losses) on derivatives	(3)	(12)
Net gains (losses) arising during the period	2	2
Defined benefit pension plans	2	2
Other comprehensive (loss) income, net of tax	(35)	36
Comprehensive income (loss)	144	277
Less : comprehensive income (loss) attributable to noncontrolling interest	1	2
Comprehensive income (loss) attributable to the company's stockholders	143	275

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at
	March 30,	December 31,
In million of U.S. dollars	2019	2018
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	2,307	2,266
Restricted cash	60	-
Marketable securities	331	330
Trade accounts receivable, net	1,102	1,277
Inventories	1,765	1,562
Other current assets	454	419
Total current assets	6,019	5,854
Goodwill	163	121
Other intangible assets, net	291	212
Property, plant and equipment, net	3,740	3,495
Non-current deferred tax assets	659	672
Long-term investments	62	61
Other non-current assets	455	452
	5,370	5,013
Total assets	11,389	10,867

Liabilities and equity
Current liabilities:
Short-term debt	173	146
Trade accounts payable	895	981
Other payables and accrued liabilities	950	874
Dividends payable to stockholders	6	60
Accrued income tax	44	59
Total current liabilities	2,068	2,120

Long-term debt	2,015	1,764
Post-employment benefit obligations	381	385
Long-term deferred tax liabilities	14	14
Other long-term liabilities	298	160
	2,708	2,323
Total liabilities	4,776	4,443

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,174,420 shares issued, 894,412,291 shares outstanding)	1,157	1,157
Capital surplus	2,881	2,843
Retained earnings	2,169	1,991
Accumulated other comprehensive income	474	509
Treasury stock	(202)	(141)
Total parent company stockholders' equity	6,479	6,359
Noncontrolling interest	134	65
Total equity	6,613	6,424

Total liabilities and equity	11,389	10,867

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 30,	March 31,
In million of U.S. dollars	2019	2018

Cash flows from operating activities:
Net income	179	241
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	206	185
Interest and amortization of issuance costs on convertible bonds	9	9
Non-cash stock-based compensation	38	25
Other non-cash items	(26)	(29)
Deferred income tax	13	11
(Income) loss on equity-method investments	(1)	-
Impairment, restructuring charges and other related closure costs, net of cash payments	(6)	2
Changes in assets and liabilities:
Trade receivables, net	174	106
Inventories	(215)	(84)
Trade payables	(14)	3
Other assets and liabilities, net	(16)	(14)
Net cash from operating activities	341	455

Cash flows from investing activities:
Payment for purchase of tangible assets	(322)	(351)
Investment in short-term deposits	-	(14)
Payment for purchase of intangible assets	(10)	(9)
Payment for business acquisitions, net of cash and cash equivalents acquired	(76)	-
Net cash used in investing activities	(408)	(374)

Cash flows from financing activities:
Proceeds from long-term debt	281	-
Repurchase of common stock	(61)	-
Dividends paid to stockholders	(54)	(54)
Proceeds from noncontrolling interests	7	-
Net cash from (used in) financing activities	173	(54)
Effect of changes in exchange rates	(5)	5
Net cash increase	101	32
Cash, cash equivalents and restricted cash at beginning of the period	2,266	1,759
Cash, cash equivalents and restricted cash at end of the period	2,367	1,791

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2017 (Audited)	1,157	2,718	(132)	973	688	63	5,467
Repurchase of common stock			(62)				(62)
Stock-based compensation expense		125	53	(53)			125
Comprehensive income (loss):
Net income				1,287		6	1,293
Other comprehensive income (loss), net of tax					(179)		(179)
Comprehensive income (loss)							1,114
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.24 per share				(216)			(216)
Balance as of December 31, 2018 (Audited)	1,157	2,843	(141)	1,991	509	65	6,424
Contribution of noncontrolling interest						7	7
Business combination						61	61
Repurchase of common stock			(61)				(61)
Stock-based compensation expense		38					38
Comprehensive income (loss):
Net income				178		1	179
Other comprehensive income (loss), net of tax					(35)		(35)
Comprehensive income (loss)							144
Balance as of March 30, 2019 (Unaudited)	1,157	2,881	(202)	2,169	474	134	6,613

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 30, 2019, its second quarter will end on June 29, its third quarter will end on September 28 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2018, except for the effects of adopting new accounting guidance effective on January 1, 2019, as described in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2019. However, they include mandatory disclosures required by accounting pronouncements effective on January 1, 2019, as further described in Note 5.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

●	sales returns and allowances,

●	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

●	recognition and measurement of loss contingencies,

●	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

●	measurement of right-of-use assets and financial liabilities related to the accounting for lease arrangements,

●
annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

●	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

●	recognition and measurement of restructuring charges and other related exit costs,

●	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

●	assumptions used in calculating pension obligations and other long-term employee benefits, and

●
determination of the income tax expense estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2019

Lease accounting

The Company adopted on January 1, 2019 ASC 842 guidance on lease accounting by applying the optional simplified transition method with cumulative impact recorded in retained earnings at January 1, 2019 and no restatement of previous periods. In compliance with the new lease accounting guidance, as a lessee, the Company recognizes lease arrangements on the balance sheet as right-of-use assets as a category within “Property, plant and equipment, net” on the consolidated balance sheet. The corresponding lease liabilities are reported on the line “Other long-term liabilities” when payment is expected beyond twelve months, and on the line “Other payables and accrued liabilities” for the current portion of the lease obligations. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. The new guidance has not changed the way operating lease expenses are recognized in the consolidated income statements, which is recorded on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to the intended use of the leased asset.

Prior to the new guidance adoption, the Company classified as capital leases arrangements in which the Company had substantially all the risks and rewards of owernship. The Company did not report any material capital lease arrangement as at December 31, 2018. Only assets leased under capital leases were included in “Property, plant and equipment, net” on the consolidated balance sheet and recorded at the lower of their fair value and the present value of the minimum lease payments. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The Company did not report any existing sale-leaseback transaction upon adoption. Moreover, the Company is not involved in any significant lease arrangement in which it acts as a lessor.

The Company elected the package of transition practical expedients, which allowed the Company not to (1) reassess whether any expired or existing contracts are or contain leases, (2) reassess the lease classification for any expired or existing leases and (3) reassess initial direct costs for any existing leases. Additionally, the Company has elected not to allocate the consideration in existing contracts between lease and nonlease components.

The Company also elected to exclude from capitalization for lease arrangements with a total duration lower than twelve months and for amounts below $5,000. The impact upon adoption was an increase of property, plant and equipment of the consolidated balance sheet to reflect the right-of-use assets for the existing lease arrangements, with a corresponding increase in other payables and accrued liabilities, for the operating lease obligations which payment is expected within one year, and other long-term liabilities of the consolidated balance sheet. The value of capitalized lease arrangements totaled $209 million as of March 30, 2019, which is further described in Note 19.

Hedge accounting

The Company adopted on January 1, 2019 the improvements to hedge accounting issued in August 2017. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance has had no material impact on the Company’s existing foreign-exchange hedge strategy and hedge transactions classified as cash flow hedge.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017. The Company will adopt the new guidance when effective.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
	March 30, 2019	March 31, 2018
Research and development funding	34	11
Phase-out and start-up costs	(1)	-
Exchange gains, net	-	2
Patent costs	(1)	(3)
Gain on sale of businesses and non-current assets	-	6
Other, net	1	-
Total	33	16

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 27.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets for the first quarter 2018 was related to the sale of one of our non-strategic investments.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

The Company did not incur any impairment, restructuring charges and other related closure costs in the first quarter of 2019.

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2018 are summarized as follows:

	Three months ended on March 31, 2018
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(21)	-	(21)
Total	-	(21)	-	(21)

Impairment charges

No significant impairment charges were incurred in the first quarters of 2019 and 2018.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 30, 2019 are summarized as follows:

	Set-top Box restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2018	34	1	35

Charges incurred in 2019	-	-	-

Amounts paid	(5)	(1)	(6)

Currency translation effect	(2)	-	(2)

Provision as at March 30, 2019	27	-	27

●	$600-650 million net opex plan

In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis. In the first quarter of 2018, the Company paid $6 million for the settlement of an existing unused lease arrangement in one of its locations in Europe.

●	EPS restructuring plan

In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business. The plan is now fully completed.

●	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review of approximately 1,400 employees worldwide, which included about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded in the first quarter of 2018, $21 million of restructuring charges for this plan relating to employee termination benefits, primarily for voluntary terminations in France.

Total impairment, restructuring charges and other related closure costs

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Since inception, restructuring charges, totaling $136 million, were incurred as of March 30, 2019. The plan was substantially completed in 2018 in all locations. The Company still incurs payments related to the voluntary plan in France.

8.	Interest income (expense), Net

Interest income (expense), net consisted of the following:

	Three months ended
	March 30, 2019	March 31, 2018
Income	16	10
Expense	(14)	(13)
Total	2	(3)

Interest income is related to the cash and cash equivalents, short-term deposits and marketable securities held by the Company. Interest expense recorded in the first three months of 2019 included a $9 million charge on the senior unsecured convertible bonds issued on July 3, 2017, that was, mainly, a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

9.	Income Taxes

Income tax benefit (expense) is as follows:

	Three months ended
	March 30, 2019	March 31, 2018
Income tax benefit (expense)	(32)	(22)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected 2018 and 2019 income tax expense on an interim basis. During the first quarter of 2019, the Company registered an income tax expense of $32 million, reflecting the estimated annual effective tax rate in each of its jurisdictions, applied to the first quarter of 2019 consolidated result before taxes. In addition, the Company’s income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended
	March 30, 2019	March 31, 2018

Basic EPS

Net income attributable to parent company	178	239

Weighted average shares outstanding	896,380,933	896,612,467

Basic EPS	0.20	0.27

Diluted EPS

Net income attributable to parent company	178	239

Weighted average shares outstanding	896,380,933	896,612,467
Dilutive effect of stock awards	6,601,422	9,578,444
Dilutive effect of convertible bonds	-	8,528,737
Number of shares used in calculating diluted EPS	902,982,355	914,719,648

Diluted EPS	0.20	0.26

For the three months ended March 30, 2019, there was no dilutive effect of the senior convertible bonds issued on July 3, 2017 since the contingently conversion features were out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the three months ended March 30, 2019:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Debt Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2018	(39)	(2)	(179)	681	461
Cumulative tax impact	4	-	44	-	48
December 31, 2018, net of tax	(35)	(2)	(135)	681	509
OCI before reclassifications	(26)	1	-	(35)	(60)
Amounts reclassified from AOCI	23	-	2	-	25
OCI for the three months ended March 30, 2019	(3)	1	2	(35)	(35)
Cumulative tax impact	-	-	-	-	-
OCI for the three months ended March 30, 2019, net of tax	(3)	1	2	(35)	(35)
March 30, 2019	(42)	(1)	(177)	646	426
Cumulative tax impact	4	-	44	-	48
March 30, 2019, net of tax	(38)	(1)	(133)	646	474

Items reclassified out of Accumulated Other Comprehensive Income for period ended March 30, 2019 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(14)	Cost of sales
Foreign exchange derivative contracts	(2)	Selling, general and administrative
Foreign exchange derivative contracts	(7)	Research and development
	3	Income tax benefit (expense)
	(20)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(1)	Research and development(1)
Amortization of actuarial gains (losses)	(1)	Selling, general and administrative(1)
	-	Income tax benefit (expense)
	(2)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(22)	Net of tax

(1) These items are included in the computation of net periodic pension cost, as described in Note 23.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at March 30, 2019 and December 31, 2018 are detailed in the table below:

	December 31, 2018	Purchase	Sale / Redemption	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	March 30, 2019
U.S. Treasury debt securities	330	-	-	1	-	-	331
Total	330	-	-	1	-	-	331
*Other Comprehensive Income

As at March 30, 2019, the Company held $331 million of U.S. Treasury Bonds, all transferred to financial institutions with high credit quality. These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.05 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 30, 2019, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at March 30, 2019. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The aggregated amortized cost basis of these securities totaled $332 million as at March 30, 2019.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at March 30, 2019	As at December 31, 2018
Trade accounts receivable	1,115	1,292
Allowance for doubtful accounts	(13)	(15)
Total	1,102	1,277

The Company enters from time to time into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at March 30, 2019, $50 million of trade accounts receivable were sold without recourse (nil as at December 31, 2018).

14.	Inventories

Inventories, net of reserve, consisted of the following:

	As at March 30, 2019	As at December 31, 2018
Raw materials	144	132
Work-in-process	1,157	1,005
Finished products	464	425
Total	1,765	1,562

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

15.	Business Combination

On February 6, 2019, the Company acquired a majority stake in the Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”). The Company acquired 55% of Norstel’s common stock, obtaining control over the entity. The fair value of the business as a whole was estimated at $138 million, of which $77 million was paid by the Company for its majority stake, with an option to acquire the remaining 45% at a later date, subject to certain conditions. The amount paid, net of $1 million of cash acquired, was funded with available cash. An amount of $60 million is held in an escrow account and reported as current restricted cash in the consolidated balance sheet as at March 30, 2019, should the Company exercise its purchase option.

This acquisition will extend the Company’s silicon carbide ecosystem and strengthen the Company’s flexibility to serve fast growing automotive and industrial applications.

This transaction has been accounted for as a business combination. The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment. The preliminary fair value of the identifiable assets and assumed liabilities acquired from Norstel at acquisition date were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	11
Technology in process	85
Net working capital	(2)
Goodwill(1)	44
Total net assets at fair value	138
Noncontrolling Interest	(61)
Purchase consideration	77

(1) The primary item that generated goodwill is the value of the future synergies between Norstel technology in silicon carbide and the Company which do not qualify as an amortizable intangible asset.

16.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Analog, MEMS & Sensors Group (AMS)	Microcontrollers and Digital ICs Group (MDG)	Total
December 31, 2018	-	2	119	121
Business combination	44	-	-	44
Foreign currency translation	-	-	(2)	(2)
March 30, 2019	44	2	117	163

As described in Note 15, the acquisition of Norstel resulted in the recognition of $44 million in goodwill which has been included in the ADG segment to align the goodwill of the acquired Company with the segment for which the related activities will be reported.

17.	Other intangible assets

Other intangible assets consisted of the following:

March 30, 2019	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	699	(595)	104
Purchased & internally developed software	462	(408)	54
Technologies in progress	133	-	133
Other intangible assets	69	(69)	-
Total	1,363	(1,072)	291

December 31, 2018	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	705	(592)	113
Purchased & internally developed software	459	(404)	55
Technologies in progress	44	-	44
Other intangible assets	69	(69)	-
Total	1,277	(1,065)	212

The line “Technologies in progress” in the table above includes internally developed software under development and software not ready for use.

Amortization expense was $16 million and $15 million for the first three months of 2019 and 2018, respectively.

As described in Note 15, the acquisition of Norstel resulted in the recognition of technology in process for $85 million in “Technologies in progress”.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2019	55
2020	66
2021	47
2022	30
2023	15
Thereafter	78
Total	291

18.	Property, plant and equipment

Property, plant and equipment consisted of the following:

March 30, 2019	Gross Cost	Accumulated Depreciation	Net Cost

Land	78	-	78
Buildings	900	(486)	414
Facilities & leasehold improvements	3,140	(2,723)	417
Machinery and equipment	14,857	(12,535)	2,322
Computer and R&D equipment	381	(335)	46
Operating lease right-of-use assets	223	(14)	209
Other tangible assets	125	(93)	32
Construction in progress	222	-	222
Total	19,926	(16,186)	3,740

December 31, 2018	Gross Cost	Accumulated Depreciation	Net Cost

Land	79	-	79
Buildings	902	(487)	415
Facilities & leasehold improvements	3,170	(2,748)	422
Machinery and equipment	14,882	(12,582)	2,300
Computer and R&D equipment	381	(334)	47
Other tangible assets	123	(93)	30
Construction in progress	202	-	202
Total	19,739	(16,244)	3,495

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at March 30, 2019 and December 31, 2018.

On January 1, 2019, the Company adopted the new guidance on lease accounting and operating lease right-of-use assets are now included in plant, property and equipment. The impact of the adoption of this new guidance is further described in Note 19.

The depreciation charge was $190 million and $170 million for the first three months of 2019 and 2018, respectively.

As described in Note 15, the acquisition of Norstel resulted in the recognition of property, plant and equipment for $11 million.

19.	Leasing

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets within plant, property and equipment. Current operating lease liabilities are included in other payables and accrued liabilities, while noncurrent operating lease liabilities are included in other long-term liabilities in the Company’s consolidated balance sheet. Finance leases are included in property and equipment and long-term debt.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 38 years. Certain lease contracts contain options to extend the leases by up to 30 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for the short-term leases. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The short-term lease election can only be made at the commencement date.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date (January 1, 2019 for initial measurement of the leases existing at that date and commencement date for subsequent lease contracts). Changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change.

Lease contracts with a sum of lease payments not exceeding $5,000 have been excluded from the capitalization in the balance sheet.

Significant assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension options and determination of discount rates.

Practical expedients
The Company applied the following practical expedients at standard adoption:
1. Practical expedient to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. This practical expedient was applied to the real estate (land and buildings), equipment, IT and cars.

2. The package of transition practical expedients (elected as a package and applied consistently to all leases) not to reassess leases that commenced before the effective date consisting in:
a) No need to reassess whether any expired or existing contracts are or contain leases.

b) No need to reassess the lease classification for any expired or existing leases.
c) No need to reassess initial direct costs for any existing leases.

3. The transition option allowing to not apply the new leases standard in the comparative periods presented in the financial statements in the year of adoption.

Discount rates
The rate implicit in the lease should be used whenever that rate is readily determinable. In most cases, this rate is not readily determinable and the Company used its incremental borrowing rate, which was derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Discount rates at implementation were established as of January 1, 2019. Going forward, due to immateriality of any intra-quarter discount rate changes, the Company will determine the discount rate based on the mid-quarter date.

As of March 30, 2019 finance lease right-of-use asset was less than $1 million. The below information is presented for the operating leases only.

Operating leases consisted of the following:

As at March 30, 2019
Assets
Operating lease assets	209
Total operating lease liabilities	209

Liabilities
Current	59
Noncurrent	150
Total operating lease liabilities	209

Undiscounted cash flows of operating lease liabilities are as follows:

As at March 30, 2019
2019	44
2020	49
2021	35
2022	24
2023	17
Thereafter	91
Total future undiscounted cash outflows	260
Effect of discounting	(51)
Total operating lease liabilities	209

Operating lease term and discount rate are as follows:
As at March 30, 2019
Weighted average remaining lease term (in years)	9
Weighted average discount rate	2.77%

Operating lease cost and cash paid for the first three months of 2019 are as follows:

As at March 30, 2019
Operating lease cost	16
Operating lease cash paid	17

20.	Long-Term Investments

Long-Term Investments consisted of the following:

	March 30, 2019	December 31, 2018
Equity-method investments	50	49
Other long-term investments	12	12
Total	62	61

Equity-method investments

Equity-method investments as at March 30, 2019 and December 31, 2018 were as follows:

	March 30, 2019		December 31, 2018
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	50	50.0%	49	50.0%
Total	50		49

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of March 30, 2019.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Other long-term investments

Other long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first three months of 2019 and currently has no requirement or intent to provide further financial support to the joint venture.

21.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at March 30, 2019	As at December 31, 2018
Equity securities	20	19
Long-term State receivables	377	391
Deposits and other non-current assets	57	42
Total	454	452

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

During the first three months of 2019, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at March 30, 2019, $33 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million.

22.	Long-term debt

Long-term debt consisted of the following:

	March 30, 2019	December 31, 2018

Funding program loans from European Investment Bank:
3.86% due 2020, floating interest rate at Libor + 1.099%	25	25
3.56% due 2020, floating interest rate at Libor + 1.056%	55	55
0.51% due 2020, floating interest rate at Euribor + 0.817%	28	29
3.30% due 2021, floating interest rate at Libor + 0.525%	90	90
3.46% due 2021, floating interest rate at Libor + 0.572%	86	86
0.33% due 2028, floating interest rate at Euribor + 0.589%	287	292
0.33% due 2029, floating interest rate at Euribor + 0.589%	275	-
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2022 (Tranche A)	685	681
0.25% due 2024 (Tranche B)	640	635
Other funding program loans:
0.31% (weighted average), due 2019-2023, fixed interest rate	16	16
Other long-term loans:
0.87% (weighted average), due 2020, fixed interest rate	1	1
Total long-term debt	2,188	1,910
Less current portion	(173)	(146)
Total long-term debt, less current portion	2,015	1,764

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $175 million as at March 30, 2019. As at March 30, 2019, the Company stock price did not exceed the conversion price of the new convertible bonds.

In August 2017, the Company signed a new long-term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. As of March 30, 2019, the entire amount was fully drawn in Euros corresponding to $562 million outstanding as of March 30, 2019.

23.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of March 30, 2019, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three months ended
	March 30, 2019	March 31, 2018
Service cost	(7)	(7)
Interest cost	(6)	(6)
Expected return on plan assets	5	5
Amortization of actuarial net (loss) gain	(2)	(2)
Net periodic benefit cost (1)	(10)	(10)

 (1) Defined benefit plan expense components other than service cost, representing $3 million in the first quarter of each 2019 and 2018, were recognized outside of Operating income in “Other components of pension benefit costs” in our Consolidated Statements of Income. Service cost was recognized within Operating income.

	Other long-term benefits
	Three months ended
	March 30, 2019	March 31, 2018
Service cost	(1)	(1)
Interest cost	-	-
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2019 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2018.

24.	Dividends

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment and $48 million corresponding to the fourth installment were paid as of March 30, 2019. The amount of $6 million presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of  March 30, 2019 corresponds to the remaining portion of the fourth installment to be paid in the second quarter of 2019.

The Annual General Meeting of Shareholders held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment, $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the last installment of $53 million were paid in the first half of 2018.

25.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through March 30, 2019, 46,266,249 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 56,707 were transferred in the first three months of 2019.

On November 5, 2018, the Company announced a three years buy-back program of up to $750 million. During the first quarter of 2019, the Company also repurchased 4.0 million shares of its common stock for a total of $61 million, under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

As of March 30, 2019, the Company held 16,762,129 treasury shares.

26.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss.

The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded provisions will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of March 30, 2019, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

27.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

 Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 30, 2019, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	225	382
Currency collars	226	340

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	163

 Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.

For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 30, 2019 and December 31, 2018 is presented in the table below:

	As at March 30, 2019		As at December 31, 2018
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	2

Currency collars	Other non-current assets	-	Other current assets	-
Total derivatives designated as a hedge:		1		2
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	3
Total derivatives not designated as a hedge:		1		3
Total Derivatives		2		5

	As at March 30, 2019		As at December 31, 2018
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(25)	Other payables and accrued liabilities	(22)
Currency collars	Other payables and accrued liabilities	(11)	Other payables and accrued liabilities	(11)
Total derivatives designated as a hedge:		(36)		(33)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		-		(1)
Total Derivatives		(36)		(34)

The effect on the consolidated statements of income for the three months ended March 30, 2019 and March 31, 2018, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at March 30, 2019 and December 31, 2018 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	March 30, 2019	December 31, 2018		March 30, 2019	March 31, 2018
Foreign exchange forward contracts	(18)	(18)	Cost of sales	(10)	14
Foreign exchange forward contracts	(2)	(1)	Selling, general and administrative	(1)	2
Foreign exchange forward contracts	(7)	(6)	Research and development	(4)	6
Currency collars	(10)	(9)	Cost of sales	(4)	8
Currency collars	(1)	(1)	Selling, general and administrative	(1)	1
Currency collars	(4)	(4)	Research and development	(3)	3
Total	(42)	(39)		(23)	34

A total $42 million loss deferred as at March 30, 2019 in AOCI is expected to be reclassified to earnings within the next twelve months.

No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.  No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first three months of 2019 and 2018. No ineffectiveness is to be reported on hedge transactions outstanding as at March 30, 2019.

The effect on the consolidated statements of income for the three months ended March 30, 2019 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		March 30, 2019	March 31, 2018
Foreign exchange forward contracts	Other income and expenses, net	2	4
Total		2	4

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented liabilities for a net amount of $11 million (composed of $1 million asset with a $12 million liability) as at March 30, 2019. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $2 million and total liabilities of $25 million as at March 30, 2019.

28.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at March 30, 2019:

		Fair Value Measurements using
	March 30, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	331	331	-	-
Equity securities measured at fair value through earnings	20	20	-	-
Derivative assets designated as cash flow hedge	1	-	1	-
Derivative assets not designated as cash flow hedge	1	-	1	-
Derivative liabilities designated as cash flow hedge	(36)	-	(36)	-
Total	317	351	(34)	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2018:

		Fair Value Measurements using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	330	330	-	-
Equity securities measured at fair value through earnings	19	19	-	-
Derivative assets designated as cash flow hedge	2	-	2	-
Derivative liabilities designated as cash flow hedge	(33)	-	(33)	-
Derivative assets not designated as cash flow hedge	3	-	3	-
Derivative liabilities not designated as cash flow hedge	(1)	-	(1)	-
Total	320	349	(29)	-

There was no material asset (liability) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at March 30, 2019.

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and March 31, 2018 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2018	(12)
Revaluation of contingent consideration on business combination	-
March 31, 2018	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

No asset (liability) was measured at fair value on a non-recuring basis using significant unobservable inputs (Level 3) as March 31, 2019. On February 6, 2019, the Company acquired a majority stake in Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”), as detailed in Note 15.

The purchase price allocation on the assets acquired and assumed liabilities, measured at fair value, was determined by the Company with the assistance of a third party. This corresponds to a Level 3 fair value hierarchy measurement. The main asset that was identified separately corresponded to IP R&D (technology-based intangible asset) and amounted to $85 million. The fair value of the intangible asset was determined using the average of the replacement cost method and a discounted cash flow approach (“with and without method”) consisting in discounting at a 12.5% discount rate future cost savings, less capital expenditures necessary to produce silicon carbite wafers in-house over a 15-year period.

The following table includes additional fair value information on other financial assets and liabilities as at March 30, 2019 and December 31, 2018:

		As at March 30, 2019		As at December 31, 2018
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents(1)	1	1,600	1,600	2,138	2,138
Long-term debt
- Bank loans (including current portion)	2	863	863	594	594
- Senior unsecured convertible bonds(2)	1	1,325	1,557	1,316	1,501

(1) Cash equivalents primarily correspond to deposits at call with banks.

(2) The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 22, Long-term Debt.

The table below details securities that were in an unrealized loss position as at March 30, 2019. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at March 30, 2019.

	March 30, 2019
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	-	-	331	(2)	331	(2)
Total	-	-	331	(2)	331	(2)

The table below details securities that were in an unrealized loss position as at December 31, 2018. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2018.

	December 31, 2018
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	-	-	330	(2)	330	(2)
Total	-	-	330	(2)	330	(2)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities measured at fair value through earnings

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost as a measurement alternative

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

29.	Revenues

29.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 30.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

29.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 30. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment and nature.

	Three months ended
	March 30, 2019	March 31, 2018

Net revenues by geographical region of shipment(1)
EMEA	620	613
Americas	347	293
Asia Pacific	1,109	1,320
Total revenues	2,076	2,226

Net revenues by nature
Revenues from sale of products	2,035	2,183
Revenues from sale of services	36	31
Other revenues	5	12
Total revenues	2,076	2,226

Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,364	1,398
Distribution	712	828
Total revenues	2,076	2,226

(1)
Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)
Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Company engages to distribute its products around the world.

29.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

30.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:

●	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

●
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing the Company’s Time-of-Flight technology).

●
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three months ended
	March 30, 2019	March 31, 2018
Automotive and Discrete Group (ADG)	903	817
Analog, MEMS and Sensors Group (AMS)	552	655
Microcontrollers and Digital ICs Group (MDG)	617	750
Total net revenues of product segments	2,072	2,222
Others	4	4
Total consolidated net revenues	2,076	2,226

Operating income by reportable segment:

	Three months ended
	March 30, 2019	March 31, 2018
Automotive and Discrete Group (ADG)	95	90
Analog, MEMS and Sensors Group (AMS)	43	64
Microcontrollers and Digital ICs Group (MDG)	83	146
Total operating income of product segments	221	300
Others(1)	(10)	(31)
Total consolidated operating income	211	269

(1)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

Reconciliation of operating income of segments to the total operating income:

	Three months ended
	March 30, 2019	March 31, 2018
Total operating income of segments	221	300
Impairment, restructuring charges and other related closure costs	-	(21)
Unallocated manufacturing results	2	2
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(12)
Total operating loss Others	(10)	(31)
Total consolidated operating income	211	269

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 1, 2019	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board